Weil, Gotshal & Manges LLP
201 REDWOOD SHORES PARKWAY
REDWOOD SHORES, CA 94065

December 4, 2006
VIA EDGAR TRANSMISSION (CORRESP.)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 6010
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

Re:	Altra Holdings, Inc. Amendment No. 3 to Form S-1 Registration Statement Filed November 27, 2006 File No. 333-137660
Dear Mr. Mancuso:
     Reference is made to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 3 to the registration statement on Form S-1 referenced above (the “Form S-1”) of Altra Holdings, Inc. (the “Company”) in the letter dated December 1, 2006 (the “Comment Letter”) addressed to Mr. Michael L. Hurt.
     On behalf of the Company, we are writing to respond to the comments and to indicate the changes that have been made in Amendment No. 4 to the Company’s Form S-1 (the “Amendment”) which is being filed today with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff’s comments is copied below in italics for your reference. All page numbers referenced by the Company in its responses refer to page numbers of the Amendment.
Fee Table
1.	Please include in the table the maximum offering, including the over-allotment option.
     The Company has revised the fee table and paid the additional fee in response to the Staff’s comment.
Our Principal Equity Sponsor, page 5
2.	Please balance the disclosure in this section with information regarding the portion of your company that Genstar is selling in this offering.

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
December 4, 2006

     The Company has revised its disclosure in response to the Staff’s comment. See page 5 of the Amendment.
The Offering, page 6
3.	Please highlight the fact that the selling stockholders include your directors and executive officers.
     The Company has revised its disclosure in response to the Staff’s comment. See page 6 of the Amendment.
Use of Proceeds, page 23
4.	Please quantify the amount of proceeds to be used for the purposes mentioned in the first bullet point.
     The Company has revised its disclosure in response to the Staff’s comment. See page 23 of the Amendment.
5.	Please clarify what you mean by “equity clawback.”
     The Company has deleted the use of the term “equity clawback” and has revised its disclosure to indicate that it intends to redeem a portion of the 11 1/4% senior notes pursuant to the terms of the indenture governing the notes. See page 23 of the Amendment.
6.	Please provide us your analysis of the applicability of the tender offer rules to each alternative method of reacquisition of the notes mentioned in the first bullet point.
     The Company has revised the “Use of Proceeds” section to provide that it intends to use the net proceeds from the offering to redeem the notes pursuant to the terms of the indenture governing the 11 1/4% senior notes and has deleted its reference to using the net proceeds it receives from the offering to engage in open market transactions to purchase the notes. See page 23 of the Amendment.
7.	Please quantify the portion of the proceeds to be paid to each underwriter as mentioned on page 91.
     In response to the Staff’s comment, the Company has revised its disclosure in both “Use of Proceeds” and “Other Relationships” to quantify the portion of the proceeds to be paid to MLEMEA, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, in respect of the redemption of the 11 1/4% senior notes. Since Jefferies & Company, Inc., Robert W. Baird & Co. Incorporated and Wachovia Capital Markets, LLC do not currently hold any 11 1/4 % notes, the Company has not included quantitative disclosure with respect to any proceeds these underwriters could receive.

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
December 4, 2006

Capitalization, page 24
8.	Please delete the item “cash and cash equivalents” from the capitalization disclosure.
     The Company has deleted the item in response to the Staff’s comment. See page 24 of the Amendment.
Dilution, page 25
9.	Please revise the table to separately present the impact of the conversion of the preferred stock.
     The Company has revised its disclosure in response to the Staff’s comment. See page 25 of the Amendment.
Borrowings, page 44
10.	We note your response to prior comment 6. Please tell us what information under Section 7.2(a) of Exhibit 4.12 is “other than with respect to the financial statements of the Company” that you are obligated to provide to CDPQ during such time as you are filing information pursuant to the reporting requirements under Section 13 or Section 15(d) of the Exchange Act.
     Section 7.2(a) of the Note Purchase Agreement between the Company and CDPQ (Exhibit 4.12) requires the Company to deliver monthly financial information regarding each of the Company and Altra Industrial Motion to CDPQ. In accordance with the agreement, as long as Altra Industrial Motion is filing reports with the SEC, the Company is not required to provide such financial information to CDPQ for Altra Industrial Motion. However, the Company is still obligated to provide to CDPQ the financial statements of the Company. These financial statements include unaudited statements of income and cash flows for the Company and unaudited consolidated balance sheets. The Company currently expects to pay off the outstanding principal balance ($0.4 million) of the CDPQ subordinated notes on December 7, 2006 from cash on hand, at which time the Company’s reporting obligations under the Note Purchase Agreement shall terminate.
Contractual Obligations, page 47

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
December 4, 2006

11.	The table required by regulation S-K Item 303(a)(5) must be as of your latest fiscal year end balance sheet date. You may provide updating information by footnote or otherwise. Please revise accordingly.
     The Company has revised its disclosure in response to the Staff’s comment. See page 47 of the Amendment.
Products, page 56
12.	We note your response to prior comment 8; however, it seems inconsistent that you and third parties have sufficient information to disclose your market position by product category but insufficient information to provide the disclosure required by Regulation S-K Item 101(c)(1)(i). In the section of your prospectus where you include disclosure responsive to Item 101, please provide the information required by Rule 409 in a manner that permits investors to reconcile this apparent inconsistency.
     The Company acknowledges the Staff’s comment and respectfully explains that the Company’s and the cited third parties’ information regarding product category sales in the industry is based on internal estimates and estimates derived from market surveys. While the Company believes the estimates presented are reasonable and based on the best information available, such information is not individually tracked by the Company’s financial reporting system and is not separately reported by the Company’s general purpose financial statements. Revenue information by product line is not available. The Company maintains sales information by operating facility, but does not maintain any accounting sales data by product line. Accordingly, the Company does not believe it is appropriate to include estimated product category sales information in the Products discussion for purposes of Regulation S-K Item 101(c)(1)(i). The Company has amended its disclosure pursuant to Rule 409 to include a statement indicating that the Company does not have such information available and that conducting a detailed product revenue internal assessment and audit would involve unreasonable effort and expense on the Company’s part. See page 57 of the Amendment.
Transition Agreements, page 70
13.	Please file as exhibits to the agreements.
     The Company has filed a standard form of the agreement as an exhibit to the Amendment.
Principal and Selling Stockholders, Page 75

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
December 4, 2006

14.	We note your response to prior comment 17. With a view toward disclosure, please tell us when each of the selling stockholders acquired the shares to be sold in this offering. Also, please tell us the amount of consideration paid.
     The Company has amended its disclosure to include footnotes to the Selling Stockholders table to indicate when each of the selling stockholders acquired their respective shares and the amount of consideration paid. See pages 76-78 of the Amendment.
Corporate Opportunity, page 79
15.	Please tell us the authority for the conclusions disclosed in the last sentence.
     The Company has deleted the sentence from its certificate of incorporation to be in effect upon the consummation of the offering and has revised its disclosure in the Amendment. See page 81 of the Amendment.
Financial Statements as of September 29, 2006, beginning on page F-36.
Note 13. Stockholders’ Equity, page F-48.
Restricted Common Stock, page F-49
16.	It appears that you granted approximately 615,000 shares of restricted common stock during the third quarter of 2006. Please tell us the fair value per share assigned to those grants. Please also provide us a chronological bridge of management’s fair value per share determination to the current estimated IPO price per share. In that regard, describe the business and other factors on which the increases in the estimated fair value were based. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges and provide us a history of those discussions.
     In August 2006, the Company granted 407,798 and 207,713 shares of restricted stock to its Chief Executive Officer and Chief Operating Officer, respectively. For accounting purposes, the Company estimated the fair value of these shares to be $8.00 per share at the time of grant. Giving effect to the planned two-for-one reverse stock split, the grants will equal 203,899 and 103,857 shares, respectively, with a fair value of $16.00 per share. The fair value of the shares was based on information provided by, and discussions with, Merrill Lynch during initial preparation for the public offering and represents the high end of the current estimated range of price per share in the offering.
Recent Sales of Unregistered Securities, page II-2
17.	Please expand your response to prior comment 19 to provide us a table that quantifies the differences you mention so that the numbers in this section

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
December 4, 2006

regarding 2006 issuances are easily reconcilable to the information on page F-49.
     The Company has provided the table included below to show the reconciliation of the calculation of restricted common stock outstanding on page F-49 to the issuances of restricted common stock indicated under Item 15.

	Outstanding	Effect of	Issued
	per	2 for 1	per
	Page F-49	Reverse Split	Item 15

Restricted shares as of January 1, 2006 (1)	3,209,666		1,833,222

Restricted shares granted in 2006 (2)	693,511	(346,756)	346,756

Shares for which restrictions have lapsed in 2006 (3)	(557,666)	N/A	—

Restricted shares as of September 29, 2006	3,345,511		2,179,978

(1)	The difference between restricted shares outstanding (Page F-49) and issued (Item 15) as of January 1, 2006 is the result of (i) the effect of the reverse stock split (1,833,222 shares), (ii) shares forfeited (351,443 shares), and (iii) shares for which restrictions have lapsed based on employee service (105,334 shares). Shares for which restrictions lapse and shares forfeited are not part of the required disclosure for Item 15. The Company will reflect the reverse stock split in the financial statements retroactively once it has occurred.

(2)	A total of 693,511 shares were granted during the nine months ended September 29, 2006. Giving effect to the two-for-one reverse stock split, there were a total of 346,756 shares granted during such period. These grants consist of a January 2006 grant of 39,000 shares to one of our general managers and an August 2006 grant of 203,899 shares and 103,857 shares to our CEO and COO, respectively, as reflected on page II-3.

(3)	Pursuant to the provisions of the Company’s Equity Incentive Plan and the respective grant agreements, restrictions on a total of 557,666 shares of common stock lapsed during the nine months ended September 29, 2006. The shares for which restrictions lapse is not part of the required disclosure in Item 15 relating to the sale of securities and is not reflected on page II-3.
18.	We note your statement in response 19 that shares are under the control of your general counsel. Please:

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
December 4, 2006

• tell us the number of shares involved in the escrow; and

• provide us your analysis of the operation of the escrow that leads to your conclusion regarding who beneficially owns the shares held in escrow.
     The number of shares held in escrow is 4,008,511 (before giving effect to our two-for-one reverse stock split). Pursuant to the Company’s 2004 Equity Incentive Plan, the shares were issued in the employee’s name and are held in escrow under the control of the Company’s general counsel until the legal restrictions lapse based on employee service. The employee maintains beneficial ownership of the shares as all voting power, rights and privileges related to the shares remain with the employee and are not transferred to the escrow agent.
     Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact the undersigned at (650) 802-3020, Shaina Varia at (650) 802-3194 or Ryan Gallagher at (650) 802-3023.

Very truly yours,
/s/ CRAIG W. ADAS
Craig W. Adas

cc:	Michael Hurt David Wall Stuart Gelfond